Points International to Report Fourth Quarter 2007 and Full Year 2007 Earnings Results on March 20, 2008

Reiterates 2007 revenue guidance of $31-34 million, and positive EBITDA

Reiterates 2008 revenue guidance of $65-75 million, and substantially improved EBITDA from 2007

TORONTO, March 3, 2008 – Points International Ltd. (TSX: PTS; OTCBB: PTSEF), owner and operator of Points.com, the world’s leading reward-management portal, today announced the Company will be reporting the fourth quarter 2007 and full year 2007 results on March 20, 2008.

”The slight delay in reporting full year results is simply to address the time needed to complete the full financial audit,” said Rob MacLean, Points International CEO.  “The company’s auditors were recently acquired by Deloitte & Touche LLP, and this fact, combined with our first full Sarbanes Oxley audit has led to this delay.  Given the 90 day window from year-end, March 20, 2008 remains well within the company’s legal regulatory window in both Canada and the U.S.”

Points is reiterating its 2007 market guidance of revenues between $31 and $34 million with positive EBITDA as well as its 2008 market guidance of revenues between $65 and $75 million with EBITDA substantially improved from 2007.

The Company will host a conference call with Rob MacLean, CEO, Christopher Barnard, President and Anthony Lam, CFO of Points International to discuss the results on Thursday, March 20th at 5:00 p.m. Eastern Time.

To participate in the conference call, investors from the US and Canada should dial (800) 218-0204 ten minutes prior to the scheduled start time. International callers should dial (303) 262-2131.

Points International will also offer a live and archived webcast of the conference call, accessible from the "Investor Relations" section of the company’s Web site at
https://www.points.com/static/corporate/investor_overview.html. A telephonic replay of the conference call will also be available until 11:59 pm PT on Tuesday, March 25, 2008 by dialing 800-405-2236 and entering the passcode: 11109078#.

About Points International Ltd.

Points International Ltd. is owner and operator of Points.com, the world’s leading reward-program management portal. At Points.com consumers can Swap, Earn, Buy, Gift, Share and Redeem miles and points from more than 25 of the world’s leading reward programs. Participating programs include American Airlines AAdvantage® program, American Express® Membership Rewards®, Aeroplan®, AsiaMiles™, Cendant TripRewards®, Delta SkyMiles®, Gold Points Reward Network and InterContinental Hotels Group’s Priority Club® Rewards. Redemption partners include Amazon.com® and Starbucks.

Website: http://www.points.com

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended and forward-looking information within the meaning of the "safe harbor" provisions of applicable Canadian provincial securities legislation (collectively "forward-looking statements"). These forward-looking statements relate to our guidance for revenues and EBITDA for 2007 and 2008.  These statements are not historical facts but instead represent only the Company's expectations, estimates and projections regarding future events.

Although the Company believes the expectations reflected in such forward-looking statements are reasonable, the forward-looking statements are not guarantees of future performance, involve certain risks and uncertainties that are difficult to predict. Undue reliance should not be placed on such statements. Certain material factors, assumptions or estimates are applied in making forward-looking statements. Known and unknown factors could cause actual results to differ materially from those expressed or implied in such statements. The revenue outlook assumes that the Company's existing products and services will continue to perform along historical growth curves and that the transaction rates of new contracted products and services will grow in a manner consistent with the Company’s experience with existing partners.  This outlook is based on the Company's current views.  Other important factors that could cause actual results to differ materially are described under "Risks and Uncertainties" in the Company's Annual Information Form filed with applicable securities regulators  or are detailed in the Company's other filings with applicable securities regulators, such as the factors detailed in the Company's annual and interim financial statements and the notes thereto. Readers of this press release are cautioned that forward-looking statements are not guarantees of future performance.

The Company does not undertake any obligation to update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release or to reflect the occurrence of unanticipated events, except as required by law.

For more information contact:

For investor relations:

Anthony Lam, Chief Financial Officer, Points International Ltd., (416) 596-6382,
anthony.lam@points.com;

Alex Wellins or Brinlea Johnson, The Blueshirt Group, (415) 217-7722
alex@blueshirtgroup.com, brinlea@blueshirtgroup.com

For partnerships and other inquiries:

Christopher Barnard, President, Points International Ltd., (416) 596-6381,
Christopher.Barnard@points.com

Corporate website: www.points.com/corporate